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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2008

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at June 30, 2008 and December 31, 2007	1
Consolidated Statements of Income (Loss) for the three months and six months ended June 30, 2008 and 2007	2
Consolidated Statements of Deficit for the three months and six months ended June 30, 2008 and 2007	3
Consolidated Statements of Cash Flows for the three months and six months ended June 30, 2008 and 2007	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	29
Part II — Other Information
Legal Proceedings	55
Exhibits	55

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: ATTENADE™, A TABLET DESIGN (APEX DOWN)®, A TABLET DESIGN (APEX UP)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL PHARMACEUTICALS™, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA™, SHEARFORM™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN XL® (a once daily formulation of bupropion developed by Biovail), WELLBUTRIN® XR, ZOVIRAX® and ZYBAN® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. ("OMI") and is used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S. and Canada and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, the intent and ability to implement and effectively execute plans associated with our New Strategic Focus and the anticipated impact of the New Strategic Focus, the intention regarding and timing of the planned closure of our Puerto Rico and Ireland operations and the associated costs and anticipated impact of such closures and other efficiency initiatives, our manufacturing ability, the availability of benefits under tax treaties, the timing, results and progress of our development efforts, the anticipated manufacturing and commercializing of pipeline products that are successfully developed, the intent and ability to make future dividend payments, the intent to continue our share repurchase program and to repurchase our common shares, the intention to make additional filings to permit the Company to repurchase common shares on the Toronto Stock Exchange, the expected impact of the introduction of generic competition to the 150mg Wellbutrin XL® product, the timing of the introduction of generic competition to Ultram® ER, the investment recovery, liquidity, valuation and impairment conclusions associated with our investment in auction rate securities, the timing, costs and expected results of certain litigation and regulatory proceedings and the outcome, amount and timing of the potential settlement of certain of these proceedings, the sufficiency of cash resources to support future spending requirements, expected capital expenditures, the ability to manage exposure to foreign currency exchange rate changes, and the expected impact of the adoption of new accounting standards. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and satisfaction of applicable laws for dividend payments, market liquidity for our common shares and our satisfaction of applicable laws for the acquisition of our common shares, impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in

ii

the body of this Form 6-K, and under the heading "Risk Factors" under Item 3, Sub-Part D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

iii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At June 30 2008	At December 31 2007
ASSETS
Current
Cash and cash equivalents	$354,056	$433,641
Restricted cash	83,048	—
Marketable securities	—	3,895
Accounts receivable	93,101	111,114
Insurance recoveries receivable	56,857	62,942
Inventories	69,837	80,745
Prepaid expenses and other current assets	7,157	14,680

	664,056	707,017
Marketable securities	23,065	24,417
Long-term investments	14,609	24,834
Property, plant and equipment, net	182,298	238,457
Intangible assets, net	602,542	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	18,200	20,700
Other long-term assets, net	34,541	35,882

	$1,639,605	$1,782,115

LIABILITIES
Current
Accounts payable	$34,457	$50,415
Accrued liabilities	70,852	74,363
Accrued legal settlements	162,648	148,000
Accrued contract costs	45,065	45,065
Income taxes payable	7,574	647
Deferred revenue	30,379	49,088

	350,975	367,578
Deferred revenue	46,718	55,653
Income taxes payable	52,000	54,100
Other long-term liabilities	6,757	6,965

	456,450	484,296

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,715,017 and 161,023,729 issued and outstanding at June 30, 2008 and December 31, 2007, respectively	1,468,459	1,489,807
Additional paid-in capital	29,363	23,925
Deficit	(370,288)	(278,495)
Accumulated other comprehensive income	55,621	62,582

	1,183,155	1,297,819

	$1,639,605	$1,782,115

Commitments and contingencies (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
REVENUE
Product sales	$175,666	$190,766	$372,580	$428,768
Research and development	5,704	7,378	13,057	12,219
Royalty and other	4,725	4,883	8,956	9,045

	186,095	203,027	394,593	450,032

EXPENSES
Cost of goods sold (exclusive of amortization shown separately below)	43,877	54,534	97,612	110,950
Research and development	21,759	28,447	58,091	58,169
Selling, general and administrative	56,633	46,329	100,230	95,923
Amortization	11,691	11,982	23,385	23,963
Restructuring costs	51,760	887	51,760	1,532
Legal settlement	24,648	—	24,648	—
Contract recoveries	—	(1,612)	—	(1,612)

	210,368	140,567	355,726	288,925

Operating income (loss)	(24,273)	62,460	38,867	161,107
Interest income	3,412	6,070	6,880	15,831
Interest expense	(236)	(453)	(478)	(9,130)
Foreign exchange gain (loss)	(1,564)	763	(1,343)	475
Equity loss	—	(469)	(1,195)	(893)
Gain on disposal of investments	3,461	15,716	3,461	15,716
Loss on impairment of investments	(489)	—	(4,105)	—
Loss on early extinguishment of debt	—	(12,463)	—	(12,463)

Income (loss) before provision for income taxes	(19,689)	71,624	42,087	170,643
Provision for income taxes	5,600	3,800	11,000	9,000

Net income (loss)	$(25,289)	$67,824	$31,087	$161,643

Basic and diluted earnings (loss) per share	$(0.16)	$0.42	$0.19	$1.01

Weighted average number of common shares outstanding (000s)
Basic	160,709	160,847	160,866	160,654

Diluted	160,709	160,988	160,866	160,724

Cash dividends declared per share	$0.375	$0.375	$0.750	$0.750

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Deficit, beginning of period	$(280,288)	$(199,119)	$(278,495)	$(232,733)
Cumulative effect of adoption of SFAS 159	—	—	2,343	—
Net income (loss)	(25,289)	67,824	31,087	161,643
Cash dividends declared and dividend equivalents	(60,624)	(60,328)	(121,136)	(120,533)
Repurchase of common shares	(4,087)	—	(4,087)	—

Deficit, end of period	$(370,288)	$(191,623)	$(370,288)	$(191,623)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(25,289)	$67,824	$31,087	$161,643
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	25,345	24,376	50,418	46,261
Amortization and write-down of deferred financing costs	130	4,043	260	4,574
Amortization and write-down of discounts on long-term obligations	—	761	—	962
Accrued legal settlements	24,648	—	14,648	—
Stock-based compensation	3,744	2,811	5,173	7,037
Gain on disposal of investment	(3,461)	(15,716)	(3,461)	(15,716)
Impairment charges	51,974	—	55,590	—
Equity loss	—	469	1,195	893
Premium paid on early extinguishment of debt	—	7,854	—	7,854
Contract recoveries	—	(1,612)	—	(1,612)
Other	(1,621)	383	(1,053)	1,079
Changes in operating assets and liabilities:
Accounts receivable	(10,004)	13,130	18,516	28,810
Insurance recoveries receivable	5,041	(3,960)	6,086	(3,960)
Inventories	(1,852)	(6,483)	9,912	(7,532)
Prepaid expenses and other current assets	3,587	3,462	7,524	7,640
Accounts payable	(3,327)	11,810	(12,563)	10,086
Accrued liabilities	(713)	1,568	(3,400)	14
Income taxes payable	4,925	(448)	7,443	(3,548)
Deferred revenue	(6,071)	(11,995)	(27,643)	(26,380)

Net cash provided by operating activities	67,056	98,277	159,732	218,105

CASH FLOWS FROM INVESTING ACTIVITIES
Transfer to restricted cash	(83,048)	—	(83,048)	—
Proceeds from the sale of short-term investments	79,735	—	79,735	—
Addition to short-term investments	—	—	(79,725)	—
Additions to property, plant and equipment, net	(7,707)	(7,367)	(17,385)	(13,079)
Proceeds from sale of investments, net of costs	12,187	37,769	12,187	37,769
Additions to restricted assets	(15)	—	(4,915)	—
Proceeds from sales and maturities of marketable securities	1,500	—	4,450	314
Additions to marketable securities	(856)	—	(3,782)	(332)

Net cash provided by (used in) investing activities	1,796	30,402	(92,483)	24,672

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(120,768)	(120,533)	(120,768)	(200,755)
Repurchase of common shares	(25,538)	—	(25,538)	—
Repayment of deferred compensation obligation, net	(14)	(14)	(152)	(260)
Redemption of Senior Subordinated Notes	—	(406,756)	—	(406,756)
Repayments of other long-term obligations	—	(11,250)	—	(11,250)
Issuance of common shares	—	8,716	—	10,690

Net cash used in financing activities	(146,320)	(529,837)	(146,458)	(608,331)

Effect of exchange rate changes on cash and cash equivalents	(13)	441	(376)	472

Net decrease in cash and cash equivalents	(77,481)	(400,717)	(79,585)	(365,082)
Cash and cash equivalents, beginning of period	431,537	870,175	433,641	834,540

Cash and cash equivalents, end of period	$354,056	$469,458	$354,056	$469,458

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

1.     DESCRIPTION OF BUSINESS

  The Company was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008 with the U.S. Securities and Exchange Commission ("SEC") and Canadian Securities Administrators (the "2007 Form 20-F"). These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2007. There have been no material changes to the Company's significant accounting policies since December 31, 2007, except as described below under "Adoption of New Accounting Standards".

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Adoption of New Accounting Standards

  Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, the Company uses various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•
Level 3 — Unobservable inputs for the asset or liability.

  To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

  The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

  Effective January 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. The Company elected the fair value option for available-for-sale securities owned by its equity method investee in order to conform to the classification of those investments as trading securities by that investee. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2,343,000 from accumulated other comprehensive income to opening deficit. The Company did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

  Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have any impact on the Company's consolidated financial statements.

  Recently Issued Accounting Standards, Not Adopted as of June 30, 2008

  In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 indentifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS 162 is not expected to have any impact on the Company's consolidated financial statements.

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, the Company is required to adopt the disclosure requirements of this standard beginning January 1, 2009.

  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, the Company is required to adopt SFAS 157 for nonfinancial assets and liabilities beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on its consolidated financial statements.

  In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, the Company is required to adopt EITF 07-1 beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

  In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As the Company currently has no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not expected to have a material effect on its consolidated financial statements.

3.     RESTRUCTURING

  Puerto Rico Manufacturing Facilities

  On May 8, 2008, the Company announced its intention to close its two manufacturing facilities located in Puerto Rico over the succeeding 18 to 24 months (the "shutdown period"). The Company is in the early stages of closing down these facilities and transferring certain manufacturing processes to its Steinbach, Manitoba manufacturing facility. The closure of the Puerto Rico facilities is intended to reduce the Company's cost infrastructure and improve the capacity utilization of its manufacturing operations.

  The Company conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of those assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property plant and equipment, and, as a result, an impairment charge of $42,275,000 was required to write-down the carrying value of those assets to their estimated fair value. Fair value was determined based on market values for comparable assets.

  The Company also expects to incur employee termination costs of approximately $9,600,000 for severance and related benefits payable to the approximately 255 employees who will be terminated as a result of the planned closure of the Puerto Rico facilities. Those employees will be required to provide service to the Company during the shutdown period in order to be eligible for termination benefits. Accordingly, the Company will recognize the cost of those employee termination benefits ratably over the required future service period, including $275,000 recognized in the period ended June 30, 2008.

  Ireland Research and Development Facility

  As of June 30, 2008, the Company had concluded that it was more-likely-than-not that it would close its research and development facility in Dublin, Ireland, as part of its plans to rationalize its pharmaceutical sciences operations. Based on that condition which existed at June 30, 2008, the Company recorded an impairment charge of $9,000,000 related to the write-down of the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets.

  On July 22, 2008, the Company commenced a 30-day consultation process with an employee representative group to discuss matters including support for the approximately 50 employees who would be affected. Pending the conclusion of that consultation process, the Company currently estimates costs related to employee terminations to be approximately $3,500,000 and the closure of the Ireland facility to be completed prior to the end of 2008.

  The following table summarizes the major components of the restructuring costs associated with the planned closures of the Puerto Rico and Ireland facilities for the period ended June 30, 2008:

	Asset Impairments		Employee Termination Benefits	Contract Termination Costs
	Puerto Rico	Ireland	Puerto Rico	Puerto Rico	Total
Costs incurred and charged to expense	$42,275	$9,000	$275	$210	$51,760
Cash payments	—	—	—	(210)	(210)
Non-cash adjustments	(42,275)	(9,000)	—	—	(51,275)

Balance, June 30, 2008	$—	$—	$275	$—	$275

4.     FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial assets recorded at fair value have been categorized based on the fair value hierarchy in accordance with SFAS 157 (as described in note 2). The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value at June 30, 2008:

	Carrying Value	Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Available-for-sale debt securities	$246,310	$232,659	$13,651	$—
Available-for-sale equity securities	14,609	14,609	—	—
Auction rate securities	13,459	—	—	13,459

Total financial assets	$274,378	$247,268	$13,651	$13,459

Cash and cash equivalents	$236,704	$232,659	$4,045	$—
Marketable securities	23,065	—	9,606	13,459
Long-term investments	14,609	14,609	—	—

Total financial assets	$274,378	$247,268	$13,651	$13,459

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include corporate bonds and government bonds that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  The Company did not have any financial liabilities at June 30, 2008 that were subject to fair value measurements under SFAS 157.

  The following table presents a reconciliation of auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months and six months ended June 30, 2008:

	Three Months Ended June 30 2008	Six Months Ended June 30 2008
Balance, beginning of period	$14,774	$18,000
Total unrealized losses:
Included in net income (loss)(1):
Arising during period	—	(2,920)
Reclassification from other comprehensive income (loss)	(270)	(270)
Included in other comprehensive income (loss):
Arising during period	(1,315)	(1,571)
Reclassification to net income (loss)	270	270
Settlements	—	(50)

Balance, end of period	$13,459	$13,459

Total amount of unrealized losses for the period included in net income (loss) relating to securities still held at June 30, 2008	$(270)	$(3,190)

  (1)
  Included in loss on impairment of investments.

  Auction Rate Securities

  At June 30, 2008 and December 31, 2007, the Company had $26,775,000 and $26,825,000, respectively, of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

  The estimated fair values of the Company's auction rate securities at June 30, 2008 and December 31, 2007 were $13,459,000 and $18,000,000, respectively, which reflected write-downs of $13,316,000 and $8,825,000, respectively, to the cost bases at those dates. Although these securities continue to pay interest according to their stated terms, based on its analysis of other-than-temporary impairment factors, the Company recorded impairment charges of $3,190,000 in the six months ended June 30, 2008 and $6,000,000 in the year ended December 31, 2007, reflecting the portion of its auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value. In addition, the Company recorded unrealized losses in other comprehensive income of $1,301,000 in the six months ended June 30, 2008 and $2,825,000 in the year ended December 31, 2007, reflecting adjustments to its auction rate securities that the Company has concluded have a temporary decline in estimated fair value.

  Due to the lack of Level 1 or Level 2 observable market quotes for these securities, the Company utilized valuation models based on Level 3 unobservable inputs in order to estimate the fair value of its auction rate securities at June 30, 2008 and December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the Company's auction rates securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

  As there is uncertainty as to when or if market liquidity will return to normal, the Company has classified these securities as long-term marketable securities on the consolidated balance sheets at June 30, 2008 and December 31, 2007.

  The Company has commenced arbitration proceedings in the State of New York against Credit Suisse Securities (USA) LLC ("Credit Suisse") in respect of these securities, as described in note 15.

5.     INVENTORIES

	At June 30 2008	At December 31 2007
Raw materials	$23,125	$32,577
Work in process	16,045	14,748
Finished goods	30,667	33,420

	$69,837	$80,745

6.     LONG-TERM INVESTMENTS

  On June 24, 2008, the Company sold its entire investment in common shares and convertible debt of Financière Verdi ("Verdi") for cash consideration of $12,187,000, resulting in a gain on disposal of $3,461,000.

7.     INTANGIBLE ASSETS

	At June 30, 2008		At December 31, 2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$191,743	$573,751	$177,210
Product rights	344,929	132,347	344,929	119,402
Technology	14,800	6,848	14,800	6,354

	933,480	$330,938	933,480	$302,966

Less accumulated amortization	330,938		302,966

	$602,542		$630,514

  Amortization Expense

  Amortization expense related to intangible assets that contribute to multiple business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution, is included in amortization expense. Amortization expense related to intangible assets that are associated with a single business activity is included in cost of goods sold, or other income statement line item, as appropriate.

  Amortization expense related to intangible assets was recorded as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Royalty and other revenue	$268	$268	$536	$536
Cost of goods sold	2,025	2,025	4,051	4,051
Amortization expense	11,691	11,982	23,385	23,963

	$13,984	$14,275	$27,972	$28,550

8.     RESTRICTED ASSETS

  In March 2008, under the terms of its reinsurance agreement, the Company provided security in trust in the amount of $4,900,000, which has been recorded in other long-term assets on the consolidated balance sheet.

9.     ACCRUED LEGAL SETTLEMENTS

	At June 30 2008	At December 31 2007
U.S. securities class action	$138,000	$138,000
U.S. Department of Justice investigation	24,648	—
SEC investigation	—	10,000

	$162,648	$148,000

  U.S. Securities Class Action

  At June 30, 2008 and December 31, 2007, the Company accrued $138,000,000 in connection with an agreement to settle a number of securities class actions in the U.S. (as described in note 15), and recognized a receivable of $54,952,000 for the portion of the settlement amount expected to be recovered through insurance claims. On May 9, 2008, the Company paid $83,048,000 in escrow to fund the settlement amount, which was recorded as restricted cash on the consolidated balance sheet at June 30, 2008. Final Court approval of this settlement was received on August 8, 2008.

  U.S. Department of Justice Investigation

  At June 30, 2008, the Company accrued $24,648,000 relating to an agreement in principle to settle the U.S. Department of Justice ("DOJ") investigation into activities surrounding the 2003 commercial launch of Cardizem® LA (as described in note 15).

  SEC Investigation

  At December 31, 2007, the Company accrued an amount of $10,000,000 relating to a potential settlement of the SEC investigation (as described in note 15), which was paid on March 24, 2008 to fully settle this matter.

10.   SHARE REPURCHASE PROGRAM

  On May 8, 2008, the Company announced that its Board of Directors had approved a share repurchase program of up to 14,000,000 common shares, representing approximately 9% of the Company's issued and outstanding common shares. On June 2, 2008, the Company commenced a share repurchase program to purchase initially up to 8,051,186 common shares through the facilities of the New York Stock Exchange, representing approximately 5% of the Company's issued and outstanding common shares at that date. Following additional filings, the Company may also purchase shares over the Toronto Stock Exchange.

  As of June 30, 2008, a total of 2,318,400 common shares had been repurchased through open-market transactions on the New York Stock Exchange, at a weighted-average price of $11.01 per share, for total consideration of $25,538,000. The excess of the cost of the common shares repurchased over their assigned value, totaling $4,087,000, was charged to deficit. The share repurchase program will terminate on June 1, 2009, or upon such earlier time that the Company completes its purchases.

  Under the terms of its credit facility, the Company in not permitted to repurchase common shares in excess of $50,000,000 in the aggregate in any given calendar year without obtaining the lenders' prior consent. The Company has not requested or obtained such consent.

11.   STOCK-BASED COMPENSATION

  Stock Options and Restricted Share Units

  The Company recognizes stock-based compensation expense related to stock options and restricted share units ("RSUs") on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Stock options	$1,956	$2,811	$3,208	$7,037
RSUs	1,788	—	1,965	—

Stock-based compensation expense	$3,744	$2,811	$5,173	$7,037

Cost of goods sold	$133	$229	$255	$554
Research and development expenses	223	372	437	1,044
Selling, general and administrative expenses	3,388	2,210	4,481	5,439

Stock-based compensation expense	$3,744	$2,811	$5,173	$7,037

  In the three months and six months ended June 30, 2008, stock-based compensation expense included $2,131,000 related to previously unrecognized compensation expense recognized upon the cancellation of certain stock options and RSUs previously granted to the Company's current Chairman of the Board of Directors, Dr. Douglas Squires, following his ceasing to serve as the Company's Chief Executive Officer ("CEO").

  The Company did not recognize any tax benefits for stock-based compensation expense in the three months or six months ended June 30, 2008 and 2007.

  The following table summarizes stock option activity during the six months ended June 30, 2008:

	Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	5,256	$23.02
Granted	909	10.83
Expired or forfeited	(1,243)	28.55
Cancelled	(37)	10.83

Outstanding, June 30, 2008	4,885	$19.44	2.9	$—

Vested and exercisable, June 30, 2008	3,188	$20.57	2.4	$—

  The weighted-average grant-date fair value of all stock options granted in the six months ended June 30, 2008 was $1.07. No stock options were exercised in the six months ended June 30, 2008. At June 30, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $6,439,000, which will be amortized over the weighted-average remaining requisite service period of approximately 15 months.

  The following table summarizes non-vested RSU activity during the six months ended June 30, 2008:

	RSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2008	125	$20.18
Granted	217	13.26
Reinvested dividend equivalents	18	11.22
Vested	(10)	13.18
Forfeited	(8)	13.22
Cancelled	(89)	19.75

Outstanding, June 30, 2008	253	$14.25

  At June 30, 2008, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $2,920,000, which will be amortized over the weighted-average remaining requisite service period of approximately 37 months.

  Deferred Share Units

  The following table summarizes Deferred Share Unit ("DSU") activity during the six months ended June 30, 2008:

	DSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2008	244	$20.49
Granted	2	10.83
Reinvested dividend equivalents	7	11.46
Settled for cash	(162)	20.46

Outstanding, June 30, 2008	91	$19.63

  In the three months ended June 30, 2008, a cash payment of $1,754,000 was made to settle the 128,309 DSUs previously granted to Eugene Melnyk, following his resignation as an officer and director of Biovail Laboratories International SRL ("BLS"), and total cash payments of $367,000 were made to settle the 33,422 DSUs previously granted to two directors of the Company, following their resignation from the Board of Directors.

  The Company had a liability related to the remaining DSUs outstanding at June 30, 2008 and December 31, 2007 of $873,000 and $3,275,000, respectively, based on the trading price of the Company's common shares as of those dates. In the six months ended June 30, 2008, the Company recorded a recovery of compensation expense related to DSUs of $238,000, compared with compensation expense of $2,258,000 recorded in the six months ended June 30, 2007.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   INCOME TAXES

  The increase in the Company's effective tax rate in the six months ended June 30, 2008, compared with the six months ended June 30, 2007, was primarily due to charges associated with the agreement in principle to settle the DOJ investigation (as described in note 9) and restructuring activities (as described in note 3) that are not deductible or do not affect the income tax provision because of unrecognized tax losses in the local jurisdictions. In addition, certain components of the provision for income taxes do not vary with pre-tax income, including withholding taxes and provisions for uncertain tax positions.

13.   EARNINGS OR LOSS PER SHARE

  Earnings (loss) per share were calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Net income (loss)	$(25,289)	$67,824	$31,087	$161,643

Basic weighted average number of common shares outstanding (000s)	160,709	160,847	160,866	160,654
Dilutive effect of stock options and RSUs (000s)	—	141	—	70

Diluted weighted average number of common shares outstanding (000s)	160,709	160,988	160,866	160,724

Basic and diluted earnings (loss) per share	$(0.16)	$0.42	$0.19	$1.01

  In the three months and six months ended June 30, 2008, stock options to purchase approximately 4,382,000 and 4,651,000 common shares of the Company, respectively, had exercise prices greater than the average trading price of the Company's common shares, and were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive, compared with 4,432,000 and 4,685,000 stock options in the three months and six months ended June 30, 2007, respectively.

14.   COMPREHENSIVE INCOME OR LOSS

  Comprehensive income (loss) comprised the following:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Net income (loss)	$(25,289)	$67,824	$31,087	$161,643

Comprehensive income (loss)
Foreign currency translation adjustment:
Arising during period	918	11,612	(4,501)	13,143
Reclassification to net income (loss)	1,696	—	1,696	—
Unrealized holding loss on auction rate securities:
Arising during period	(1,315)	—	(1,571)	—
Reclassification to net income (loss)	270	—	270	—
Net unrealized holding gain (loss) on available-for-sale securities	(1,571)	4,746	(512)	3,612
Cumulative effect of adoption of SFAS 159	—	—	(2,343)	—

Other comprehensive income (loss)	(2)	16,358	(6,961)	16,755

Comprehensive income (loss)	$(25,291)	$84,182	$24,126	$178,398

15.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of the Company's common shares to decline.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office ("USAO") for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the

  Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  On May 16, 2008, Biovail Pharmaceuticals, Inc. ("BPI"), a subsidiary of the Company, entered into a written plea agreement whereby BPI agreed to plead guilty to violating the Anti-Kickback Statute and pay a fine of $22,243,590. A hearing before the United States District Court in Boston where the plea agreement must be approved has not yet been scheduled. On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the DOJ whereby the DOJ agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for the Company's agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,286. The civil settlement agreement has not yet been finalized.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to these statements, and whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The Company has received additional subpoenas from the SEC from time to time requiring additional documents, including documents related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") was investigating as described below.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws related to the investigation described above. Four current and former officers also received Wells Notices shortly thereafter. The Company is indemnifying those individuals for legal expenses.

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, former Chairman and CEO, Brian Crombie, former Chief Financial Officer ("CFO"), and two current employees, Kenneth Howling and John Miszuk. The Company has entered into a Consent Decree with the SEC in which the Company has not admitted to the civil charges contained in the complaint but has paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals.

  The Company has been contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several current or former Biovail employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it was investigating whether the Company had improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, as well as issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are former directors of Biovail) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's shares. The respondents in the hearing include former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. The hearing against the former director has concluded.

  In a decision released June 20, 2008 a panel of the Ontario Securities Commission found that the former director acted contrary to the public interest and breached section 107 of the Securities Act when he: (i) failed to provide Biovail with accurate information concerning shares over which he shared control and direction; (ii) failed to file insider reports in respect of certain trades in Biovail securities; and (iii) engaged in a high volume of discretionary trading in Biovail securities during blackout periods imposed by Biovail. A sanctions hearing has been set for September 12, 2008.

  Pursuant to a notice of hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two current employees who were former officers. The hearing is scheduled to commence in February 2009.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain of its current and former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company opposed that motion. That motion was heard on March 23, 2007 and no decision was rendered.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs sought to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  In December 2007, the Company and the named individual defendants entered into an agreement in principle to settle this matter. The settlement is subject to approval by the United States District Court for the Southern District of New York. The settlement class includes, with certain exceptions, all persons or entities that purchased the common stock of Biovail during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the agreement, the total settlement amount is $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. On May 9, 2008, Biovail paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and its insurance carriers funded the remaining $54,952,000. The agreement contains no admission of wrongdoing by Biovail or any of the named individual defendants, nor did Biovail or any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  The settlement received final Court approval on August 8, 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs had not taken any steps to certify the action as a class proceeding or otherwise to move it forward.

  On April 22, 2008, the Company and the individuals entered into an agreement to settle this matter. Under the terms of the agreement, the parties have agreed that the sole source of compensation for the plaintiffs will be the U.S. settlement funds referenced above. There is no admission of wrongdoing. The agreement has received preliminary court approval. The final court approval hearing is scheduled for September 2008.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Act and applicable law. Moreover, the Company's position is that it is not responsible for the inability of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") to receive timely final marketing approval from the U.S. Food and Drug Administration ("FDA") for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the federal actions, which the federal plaintiffs appealed. These appeals were consolidated by the Court of Appeals. On July 25, 2008, the Court of Appeals affirmed the dismissal of those actions.

  The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts have now been stayed pending the final disposition of the cases pending in the District of Columbia. Now that the Court of Appeals has affirmed the dismissal of the federal claims, the California plaintiffs must decide whether or not they will pursue their state court actions.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007 and, in November 2007, the Court approved certification of a class of alleged "direct purchasers". In December 2007, the Defendants moved for the Court to reconsider that decision. A hearing has not yet taken place.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties reached agreement for a settlement subject to completion of the necessary documentation and approval of the Court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment made by all the defendants was $8,200,000, which the defendants agreed to pay in three equal shares. The Company's one-third share was $2,733,000. The settlement has received final Court approval and been consummated.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the United States District Court for the District of Massachusetts against the Company and SmithKline Beecham Inc. alleging that the Company and SmithKline Beecham took actions to improperly delay FDA approval for generic forms of Wellbutrin XL®. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter refiled a virtually identical complaint in United States District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of six additional direct and indirect purchaser class actions were also filed against the Company and SmithKline Beecham in the Eastern District of Pennsylvania, all making similar allegations.

  The Company believes that each of these complaints lacks merit and that its challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act. The Company has not yet answered or otherwise responded to the complaints but is scheduled to provide an initial response in mid-September.

  When the direct purchaser plaintiffs and indirect purchaser plaintiffs filed their respective actions, each plaintiff designated its complaint as being "related to" antitrust class actions pending against SmithKline Beecham in the same district, which involve SmithKline Beecham's Wellbutrin SR product. In a motion joined by the Company, SmithKline Beecham challenged these "related case" designations on the grounds that, among other things, the Wellbutrin XL and Wellbutrin SR litigations involve entirely unrelated patents. The motion was granted.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. Biovail delivered its reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

  RhoxalPharma Inc. ("RhoxalPharma") filed an Abbreviated New Drug Submission in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, the Company listed Canadian Patent No. 2,242,224 (the "224 patent") on the Canadian Patent Registry (the "Patent Register") against Tiazac®. The Company received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 the Company instituted its second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding that RhoxalPharma's allegation of non-infringement was justified. The Company appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to interest on its legal costs.

  In August of 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under the Patented Medicine (NOC) Regulations, which were subsequently dismissed in November of 2005. This action is at an early stage and the Company cannot assess the merits, if any, of the claim at this stage.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER (500mg), a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a schedule for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada within the next 18 months.

  Anchen Pharmaceuticals, Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on this appeal is currently pending. On December 14, 2006, the FDA approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax Laboratories, Inc ("Impax"), Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On December 15, 2006, the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax Laboratories, Inc., Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson Pharmaceuticals, Inc. ("Watson") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of

  New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson were dismissed and a generic version of the 150mg strength of Wellbutrin XL® was launched on May 30, 2008.

  Abrika Pharmaceuticals ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL ® once it receives final approval from the FDA to engage in such marketing, subject to the first filer's exclusivity period.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007, the District Court granted Biovail's motion to amend and supplement its Complaint, but denied its request to a temporary restraining order and preliminary injunction. Answers to Biovail's Amended Complaint were filed. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the Court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the Court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

  Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and OMI filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100mg. On June 28, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation. The case is currently in discovery and is proceeding in the ordinary course.

  On July 2, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. If BLS files suit against Impax for patent infringement pursuant to the provisions of the Hatch-Waxman Act before August 16, 2008, FDA approval of Impax's generic product will be automatically stayed until January 2, 2011. It is presently anticipated that suit will be filed.

  BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended-Release capsules equivalent to the 37.5, 75 and 150 mg doses. On June 26, 2008, Wyeth filed a complaint against Biovail Corporation, Biovail Technologies Ltd. and BLS in the United States District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. BLS's Answer to this Claim will be due on September 25, 2008. The case is in its preliminary stages and will proceed in the ordinary course. A case schedule has not yet been set.

  On or about June 26, 2008, BLS received Notices of Paragraph IV Certification from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended-release capsules (120, 180, 240, 300, and 360 mg strengths), a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch-Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300mg strengths, and may, subject to an appropriate finding by the trial court, result in a 30-month stay of approval on the 360mg strength. There are currently no unexpired patents covering BLS's 360mg strength product listed in the FDA's Orange Book database.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacity as consultants to the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a second amended complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman and CEO, filed an answer to the second amended complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the second amended complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  Discovery in this case is nearing completion.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. Although initially removed from New Jersey State Court to federal court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve the Company. This stay currently remains in force. On September 10, 2007, the Company resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, the Company dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Banc of America Securities LLC ("BAS"), from the S.A.C. Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents upon subpoena.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against Biovail would likely not be significant.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. Credit Suisse has now delivered its Answer and Response. The matter is in its preliminary stages and the Company anticipates it will proceed in the ordinary course.

16.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the interim period ended June 30, 2008. This MD&A should also be read in conjunction with the annual MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008 with the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA") (the "2007 Form 20-F").

        Additional information relating to our Company, including the 2007 Form 20-F, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

        The discussion and analysis contained in this MD&A are as of August 13, 2008.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

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  Intent and ability to implement and effectively execute plans associated with our New Strategic Focus and the anticipated impact of such New Strategic Focus;

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  Intent regarding and timing of the planned closures of our Puerto Rico and Ireland operations and the associated costs and anticipated impact of such closures;

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  Intent and ability to continue the repurchase of our common shares under our share repurchase program and make additional filings thereunder;

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  Additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives;

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  Expected declines in revenue due to the introduction of generic competition to the 150mg Wellbutrin XL® product;

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  Amount and timing of expected contribution from our product-development pipeline;

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  Amount and timing of investment in research and development efforts;

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  Outcome of business development efforts;

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  Beliefs and positions related to, results of, and costs associated with certain litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Department of Justice ("DOJ") related to activities surrounding the 2003 commercial launch of Cardizem® LA;

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  Views and beliefs related to the outcome of patent infringement trial proceedings regarding, and the timing of the introduction of generic competition related to, Ultram® ER;

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  Expected timing of the introduction of a generic version of Cardizem® LA;

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  Impact that generic competition to the 360mg strength of Cardizem® CD may have on our product sales and the carrying value of the associated intangible asset;

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  Regulatory approval and product commercialization timelines;

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  Intent and ability to make future dividend payments;

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  Timing, results, and progress of research and development efforts;

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  Expected impact of the resolution of certain litigation and regulatory proceedings;

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  Sufficiency of cash resources to support future spending requirements;

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  Expected capital expenditures;

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  Investment recovery, liquidity, valuation, and impairment conclusions associated with auction rate securities;

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  Ability to manage exposure to foreign currency exchange rate changes; and

  •
  Expected impact of the adoption of new accounting standards.

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and satisfaction of applicable laws for dividend payments, market liquidity for our common shares and our satisfaction of applicable laws for the acquisition of our common shares, impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of the 2007 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency lies in our expertise in the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. We have a portfolio of products that includes the following brand names:

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  Wellbutrin® (bupropion) for the treatment of depression;

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  Ultram®/Ralivia™ (tramadol) for the treatment of moderate to moderately severe chronic pain;

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  Zovirax® (acyclovir) for the treatment of herpes; and

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  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market and/or distribute our products in the U.S. principally through supply and distribution agreements with third-party strategic partners. Under those agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott); Tiazac® branded and generic products to Forest Laboratories, Inc. ("Forest"); and bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"). Our Zovirax® products are distributed in the U.S. by Biovail Pharmaceuticals, Inc. ("BPI"), and promoted by Sciele Pharma, Inc. ("Sciele") under an exclusive promotional services agreement.

        In Canada, we market and/or distribute a number of products, including Tiazac® XC, Wellbutrin® XL, Ralivia™ and Glumetza®, directly through our internal sales organization, Biovail Pharmaceuticals Canada ("BPC").

NEW STRATEGIC FOCUS

        On May 8, 2008, we announced a new strategic focus (the "New Strategic Focus") on developing products targeted towards specialty central nervous system ("CNS") disorders such as epilepsy and Parkinson's disease. We also announced our intention to rationalize our manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses. In addition, we announced our intention to commence a share repurchase program of up to 14,000,000 common shares.

Restructuring

Puerto Rico Manufacturing Facilities

        To reduce our cost infrastructure and improve the capacity utilization of our manufacturing operations, we are in the early stages of closing our two Puerto Rico manufacturing facilities, and transferring certain manufacturing processes to our Steinbach, Manitoba facility, over a period of 18 to 24 months (the "shutdown period").

        We conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of those assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property plant and equipment, and, as a result, an impairment charge of $42.3 million was required in the second quarter of 2008 to write-down the carrying value of those assets to their estimated fair value.

        We also expect to incur employee termination costs of approximately $9.6 million for severance and related benefits payable to the approximately 255 employees who will be terminated as a result of the planned closure of our Puerto Rico facilities. Those employees will be required to provide service during the shutdown period in order to be eligible for termination benefits. Accordingly, we will recognize the cost of those employee termination benefits ratably over the required future service period, including $275,000 recognized in the second quarter of 2008.

Ireland Research and Development Facility

        As part of our plans to rationalize our pharmaceutical sciences operations, we have decided to close our research and development facility in Dublin, Ireland. As of June 30, 2008, we had concluded that such decision was more-likely-than-not to occur, and, based on that condition which existed at June 30, 2008, we recorded an impairment charge of $9.0 million in the second quarter of 2008 related to the write-down of the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets.

        On July 22, 2008, we commenced a 30-day consultation process with an employee representative group to discuss matters including support for the approximately 50 employees who would be affected. Pending the conclusion of that consultation process, we currently estimate costs related to employee terminations to be approximately $3.5 million and the closure of the Ireland facility to be completed prior to the end of 2008.

        The following table summarizes the major components of the restructuring costs associated with the planned closures of the Puerto Rico and Ireland facilities for the period ended June 30, 2008:

			Employee Termination Benefits	Contract Termination Costs
	Asset Impairments
($ in 000s)
	Puerto Rico	Ireland	Puerto Rico	Puerto Rico	Total
Costs incurred and charged to expense	$42,275	$9,000	$275	$210	$51,760
Cash payments	—	—	—	(210)	(210)
Non-cash adjustments	(42,275)	(9,000)	—	—	(51,275)

Balance, June 30, 2008	$—	$—	$275	$—	$275

Share Repurchase Program

        We have repurchased a total of 2,318,400 common shares under our share repurchase program, at a weighted-average price of $11.01 per share, for total consideration of $25.5 million. The excess of the cost of the common shares repurchased over their assigned value totaled $4.1 million. The share repurchase program will terminate on June 1, 2009, or upon such earlier time that we complete our purchases.

        The terms of our credit facility require lenders' consent for share repurchases in excess of $50 million in the aggregate per calendar year. To date, we have not requested or obtained such consent from the lenders.

OUTLOOK

        We are currently reviewing procurement levels and practices with the intent to generate economies and savings from better management of costs and internal demand. We are also reviewing the structure of our support functions so that they can be better aligned with our Company's size and revenue base. In addition, the recent resolution of several legacy litigation matters should also contribute to lower overall expenses.

        Over the next several quarters, our ongoing and planned efficiency initiatives are expected to result in additional charges to earnings as our Company repositions itself. Cumulatively, these charges, including those recorded in the second quarter of 2008, are expected to be in the range of $80 million to $100 million, of which the cash component is expected to be $30 million to $40 million. We anticipate that these efficiency initiatives, including the closures of our Puerto Rico and Ireland facilities, once fully implemented, will result in annual savings of $30 million to $40 million.

        We expect to record period-over-period declines in product sales for the next several quarters, mainly as a result of the introduction of generic competition to the 150mg Wellbutrin XL® product on May 30, 2008. We do not anticipate any meaningful contribution from our product-development pipeline until the 2010-2011 timeframe.

        We continue to target an investment of over $600 million in research and development through 2012, targeting unmet medical needs in specialty CNS markets. In this regard, business development efforts to in-license or acquire products targeting specialty CNS markets are active with a number of U.S. and international companies.

CHANGES IN BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

        At our reconvened 2008 annual meeting of shareholders held on August 8, 2008, the following new members were elected to our Board of Directors: Serge Gouin, Chairman of Quebecor Media Inc.; David Laidley, retired partner and former Chairman of Deloitte & Touche Canada; Spencer Lanthier, retired partner and former Chairman and Chief Executive of KPMG Canada; Mark Parrish, former Chief Executive Officer ("CEO") of Healthcare Supply Chain Services (Cardinal Health, Inc.); and Robert Power, former Executive Vice-President of Global Business Operations of Wyeth. In addition, Douglas Squires, Laurence Paul, Lloyd Segal, Michael Van Every, and William Wells were re-elected to our Board of Directors at this reconvened meeting of shareholders.

        Following the reconvened 2008 annual meeting of shareholders, the independent members of our Board of Directors appointed Mr. Lanthier as Lead Director.

        Effective May 1, 2008, our Board of Directors appointed Dr. Squires as Chairman of the Board of Directors. Dr. Squires was previously our Interim Chairman and CEO. Also effective May 1, 2008, our Board of Directors appointed Mr. Wells as our new CEO. Mr. Wells joined our Board of Directors in 2005, and had been Lead Director since June 30, 2007. As CEO, Mr. Wells remains on our Board of Directors. Consistent with our historical practice and our Company's corporate, operational and tax structure, Mr. Wells, as our key decision maker, will be based in Barbados, where he will also serve as President of Biovail Laboratories International SRL, our Company's principal operating subsidiary.

GOVERNMENTAL AND REGULATORY INQUIRIES

DOJ Agreement

        On May 16, 2008, we announced that a subsidiary of our Company, BPI, had reached an agreement with the DOJ in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem® LA. In particular, the allegations relate to prior management's actions in 2002 and 2003 in respect of the Cardizem® LA clinical experience program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). The agreement eliminates any criminal liability for our Company arising from this matter, and preserves our Company's ability to conduct business in the U.S. Without this agreement, our Company was at risk of being excluded from doing business with any health program sponsored by the U.S. federal government. Those programs represent a material proportion of our business.

        Under the terms of the agreement, BPI would plead guilty to charges relating to making payments to induce purchasing or ordering of Cardizem® LA in 2003 and would pay $24.6 million to fully settle this matter, which we have accrued for in the second quarter of 2008. As part of the agreement, our Company expects to receive full releases for all matters related to the DOJ's investigation. The agreement is subject to approval at a court hearing that is expected to take place at a date on or before September 15, 2008.

SEC Consent Decree

        On March 24, 2008, we announced we had reached a settlement with the SEC in respect of an investigation of our Company and certain former officers. The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC. We have entered into a Consent Decree with the SEC in which we have not admitted to the civil charges contained in the complaint, but we paid $10.0 million on March 24, 2008 to fully settle this matter. As part of the settlement, we also agreed to an examination of our accounting and related functions by an independent consultant.

        The settlement does not include four former officers who were also named in the complaint: Eugene Melnyk (then Chairman and CEO); Brian Crombie (then Chief Financial Officer ("CFO")); Kenneth Howling (then responsible for Corporate Communications, and later CFO until March 24, 2008); and John Miszuk (Vice-President, Controller and Assistant Corporate Secretary until March 24, 2008). To our knowledge, the allegations against these individuals have not been resolved. Effective March 24, 2008, Mr. Howling and Mr. Miszuk were reassigned to different non-officer positions within our Company.

        Also effective March 24, 2008, Adrian de Saldanha, our Vice-President, Finance and Treasurer, was appointed Interim CFO. Mr. de Saldanha is a Chartered Accountant who joined our Company in 2001.

OSC Notice of Hearing

        On March 24, 2008, the OSC issued a Notice of Hearing against our Company and the four former officers referred to above under "SEC Consent Decree" in respect of substantially the same matters as are described in the SEC complaint. The Notice of Hearing was accompanied by a Statement of Allegations setting out OSC staff's allegations concerning certain accounting and financial disclosure items dating from 2001 to 2003. On April 16, 2008, the hearing was adjourned on consent of all parties until February 2, 2009.

OVERVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ in 000s, except per share data)	2008	2007	2008	2007
Revenue	$186,095	$203,027	$394,593	$450,032
Net income (loss)	(25,289)	67,824	31,087	161,643
Basic and diluted earnings (loss) per share	$(0.16)	$0.42	$0.19	$1.01

Cash dividends declared per share	$0.375	$0.375	$0.750	$0.750

	At June 30 2008	At December 31 2007
Cash and cash equivalents	$354,056	$433,641

Revenue

        Total revenue declined $16.9 million, or 8%, to $186.1 million in the second quarter of 2008, compared with $203.0 million in the second quarter of 2007, and declined $55.4 million, or 12%, to $394.6 million in the first half of 2008, compared with $450.0 million in the first half of 2007. A significant factor in those declines was lower revenue from Wellbutrin XL® as a result of the launch of a generic version of the 150mg product on May 30, 2008. Another significant factor in those declines was a reduction in Cardizem® LA product sales, reflecting lower prescription volumes in the second quarter and first half of 2008, and higher shipments of 120mg and 180mg strengths in the first half of 2007 as a result of addressing a backorder that existed at the end of 2006. In addition, Generic product sales declined in the first half of 2008, as a result of lower prescription volumes and pricing for those products.

        Changes in foreign currency exchange rates increased total revenue by approximately $2.0 million and $5.4 million, or 1.1% and 1.4%, in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007, due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Results of Operations

        Net income declined $93.1 million, or 137%, to a net loss of $25.3 million (basic and diluted loss per share of $0.16) in the second quarter of 2008, compared with net income of $67.8 million (basic and diluted earnings per share of $0.42) in the second quarter of 2007, and net income declined $130.6 million, or 81%, to $31.1 million (basic and diluted earnings per share of $0.19) in the first half of 2008, compared with $161.6 million (basic and diluted earnings per share of $1.01) in the first half of 2007.

        The following table displays specific items that impacted net income in the second quarters and first halves of 2008 and 2007, and the impact of those items (individually and in the aggregate) on basic and diluted earnings per share ("EPS"). EPS figures may not add due to rounding.

	Three Months Ended June 30				Six Months Ended June 30
	2008		2007		2008		2007
($ in 000s, except per share data; Income (Expense))
	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Restructuring costs	$(51,760)	$(0.32)	$(887)	$(0.01)	$(51,760)	$(0.32)	$(1,532)	$(0.01)
Legal settlement	(24,648)	(0.15)	—	—	(24,648)	(0.15)	—	—
Management succession costs	(6,052)	(0.04)	—	—	(6,052)	(0.04)	—	—
Proxy contest costs	(5,414)	(0.03)	—	—	(5,414)	(0.03)	—	—
Gain on disposal of investments	3,461	0.02	15,716	0.10	3,461	0.02	15,716	0.10
Loss on impairment of investments	(489)	—	—	—	(4,105)	(0.03)	—	—
Equity loss	—	—	(469)	—	(1,195)	(0.01)	(893)	(0.01)
Loss on early extinguishment of debt	—	—	(12,463)	(0.08)	—	—	(12,463)	(0.08)
Contract recoveries	—	—	1,612	0.01	—	—	1,612	0.01

Total	$(84,902)	$(0.53)	$3,509	$0.02	$(89,713)	$(0.56)	$2,440	$0.02

Cash Dividends

        Cash dividends declared per share were $0.375 in each of the first and second quarters of 2008 and 2007. In August 2008, our Board of Directors declared a quarterly cash dividend of $0.375 per share, payable on September 3, 2008. Upon payment of this dividend, we will have distributed $4.125 per share to our shareholders since implementing our dividend program in December 2005.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Financial Condition

        At June 30, 2008 and December 31, 2007, we had cash and cash equivalent of $354.1 million and $433.6 million, respectively, and we did not have any borrowings outstanding under our $250 million credit facility, or other long-term debt. The decline in cash and cash equivalents in the first half of 2008 reflected $83.0 million paid in escrow to fund the settlement of the U.S. securities class action (as described in note 15 to the unaudited consolidated financial statements for the interim period ended June 30, 2008) and the $10.0 million paid to settle the SEC investigation.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

Revenue

        The following table displays the dollar amount of each source of revenue in the second quarters and first halves of 2008 and 2007; the percentage of each source of revenue compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended June 30						Six Months Ended June 30
($ in 000s)	2008		2007		Change		2008		2007		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Product sales	175,666	94	190,766	94	(15,100)	(8)	372,580	94	428,768	95	(56,188)	(13)
Research and development	5,704	3	7,378	4	(1,674)	(23)	13,057	3	12,219	3	838	7
Royalty and other	4,725	3	4,883	2	(158)	(3)	8,956	2	9,045	2	(89)	(1)

	186,095	100	203,027	100	(16,932)	(8)	394,593	100	450,032	100	(55,439)	(12)

Product Sales

        The following table displays product sales by reporting category in the second quarters and first halves of 2008 and 2007; the percentage of each category compared with total product sales in the respective period; and

the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended June 30						Six Months Ended June 30
($ in 000s)	2008		2007		Change		2008		2007		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Wellbutrin XL®	30,420	17	53,048	28	(22,628)	(43)	89,276	24	114,453	27	(25,177)	(22)
Ultram® ER	19,166	11	19,562	10	(396)	(2)	43,270	12	49,581	12	(6,311)	(13)
Zovirax®	37,525	21	35,217	18	2,308	7	74,655	20	72,500	17	2,155	3
Biovail Pharmaceuticals Canada	18,413	10	14,071	7	4,342	31	34,653	9	27,897	7	6,756	24
Cardizem® LA	10,485	6	22,686	12	(12,201)	(54)	20,692	6	46,635	11	(25,943)	(56)
Legacy	40,191	23	34,917	18	5,274	15	73,338	20	70,557	16	2,781	4
Generic	18,937	11	11,265	6	7,672	68	36,167	10	47,145	11	(10,978)	(23)
Glumetza® U.S.	529	—	—	—	529	NM	529	—	—	—	529	NM

	175,666	100	190,766	100	(15,100)	(8)	372,580	100	428,768	100	(56,188)	(13)

NM — Not meaningful.

Wholesaler Inventory Levels

        Three drug wholesale customers account for the majority of our Zovirax® and off-patent branded pharmaceutical (Legacy) product sales in the U.S. Our distribution agreements with those wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at June 30, 2008, those wholesalers owned overall 1.4 months of supply of our products (compared with 1.5 months at December 31, 2007), of which only $148,000 of inventory had less than 12 months remaining shelf life.

		At June 30, 2008			At December 31, 2007
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$16,730	1.6	$97	$15,863	1.5	$93
Cardizem®	36-48	7,947	1.1	16	8,437	1.6	12
Vasotec® and Vaseretic®	24	2,205	1.3	5	1,705	1.2	17
Ativan®	24	2,819	1.4	27	2,425	1.0	9
Isordil®	36-60	246	1.2	3	376	2.4	4

Total	24-60	$29,947	1.4	$148	$28,806	1.5	$135

Wellbutrin XL®

        Wellbutrin XL® product sales declined $22.6 million, or 43%, to $30.4 million in the second quarter of 2008, compared with $53.0 million in the second quarter of 2007, and declined $25.2 million, or 22%, to $89.3 million in the first half of 2008, compared with $114.5 million in the first half of 2007. Those declines reflected the adverse impact on our sales volumes to GSK resulting from the introduction of generic competition to the 150mg product on May 30, 2008. That factor was partially offset by the positive effect on our supply prices for the 300mg and 150mg products of price increases implemented by GSK over the last 12 months. As a result of the introduction of generic competition to the 150mg product, GSK total sales of Wellbutrin XL ® are not expected to meet the sales dollar-threshold to increase our supply price above the first tier in 2008 or thereafter.

        In July 2008, we paid $45.1 million to GSK in settlement of the accrued contract costs associated with the introduction of generic competition to Wellbutrin XL®.

Ultram® ER

        Ultram® ER product sales declined $396,000, or 2%, to $19.2 million in the second quarter of 2008, compared with $19.6 million the second quarter of 2007, and declined $6.3 million, or 13%, to $43.3 million in the first half of 2008, compared with $49.6 million in the first half of 2007. Those declines were due mainly to a reduction in inventory levels of Ultram® ER owned by OMI, and lower sales of sample supplies to OMI. Those factors were partially offset by higher prescription volumes, and the positive effect on our supply price of a price increase implemented by OMI in the first quarter of 2008.

        Par Pharmaceuticals Companies, Inc. ("Par") is seeking FDA approval for 100mg, 200mg and 300mg generic versions of Ultram® ER (as described in note 15 to the unaudited consolidated financial statements for the interim period ended June 30, 2008). Patent infringement trial proceedings are expected to commence in November 2008. In our view, we believe a Court ruling of non-infringement in favour of Par could result in the introduction of generic competition to Ultram® ER in the first quarter of 2009, at the earliest, should Par obtain FDA approval of its generic formulation and should it decide to launch at risk pending appeal.

Zovirax®

        Zovirax® product sales increased $2.3 million, or 7%, to $37.5 million in the second quarter of 2008, compared with $35.2 million in the second quarter of 2007, and increased $2.2 million, or 3%, to $74.7 million in the first half of 2008, compared with $72.5 million in the first half of 2007. Those increases reflected price increases we implemented for these products over the last 12 months, which more than offset lower prescription volumes.

BPC

        Sales of BPC products increased $4.3 million, or 31%, to $18.4 million in the second quarter of 2008, compared with $14.1 million in the second quarter of 2007, and increased $6.8 million, or 24%, to $34.7 million in the first half of 2008, compared with $27.9 million in the first half of 2007. Excluding the positive effect on our Canadian dollar-denominated revenue of the strengthening of the Canadian dollar relative to the U.S. dollar, BPC product sales increased 20% and 10% in the second quarter and first half of 2008, respectively, compared with corresponding periods of 2007. Those increases reflected that higher sales of our promoted Wellbutrin® XL, Tiazac® XC and Ralivia™ (launched in November 2007) products more than offset lower sales of our genericized Tiazac® and Wellbutrin® SR products.

Cardizem® LA

        Cardizem® LA product sales included the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. That amortization amounted to $3.8 million and $7.5 million in each of the second quarters and first halves of 2008 and 2007, respectively.

        Our revenue from sales of Cardizem® LA declined $12.2 million, or 54%, to $10.5 million in the second quarter of 2008, compared with $22.7 million in the second quarter of 2007, and declined $25.9 million, or 56%, to $20.7 million in the first half of 2008, compared with $46.6 million in the first half of 2007. Those declines reflected lower prescription volumes in the second quarter and first half of 2008, and higher shipments of 120mg and 180mg Cardizem® LA products to Kos in the first half of 2007 as a result of addressing the backorder for those strengths that existed at the end of 2006. Those factors were partially offset by the positive effect on our supply price of price increases implemented by Kos over the last 12 months.

        Under the terms of a settlement agreement entered into in December 2007, we expect that Watson Pharmaceuticals, Inc. will commence the marketing and sales of a generic version of Cardizem® LA no earlier than April 1, 2009, at which time royalty payments to us will begin.

Legacy

        Sales of Legacy products increased $5.3 million, or 15%, to $40.2 million in the second quarter of 2008, compared with $34.9 million in the second quarter of 2007, and increased $2.8 million, or 4%, to $73.3 million in the first half of 2008, compared with $70.6 million in the first half of 2007. Those increases reflected that price increases we implemented for these products over the last 12 months more than compensated for declining prescription volumes.

        In June 2008, we received notice that Sun Pharmaceutical Industries, Ltd., India ("Sun India") is seeking FDA approval for generic versions of Cardizem® CD (as described in note 15 to the unaudited consolidated financial statements for the interim period ended June 30, 2008), including the 360mg Cardizem® CD strength which currently is not subject to generic competition. There are currently no unexpired patents covering our 360mg product listed in the FDA's Orange Book database. FDA approval of Sun India's 360mg product could have a material adverse impact on the overall sales of our Cardizem® CD branded product, and on the carrying value of the intangible asset associated with the Cardizem® trademark.

Generic

        Sales of Generic products increased $7.7 million, or 68%, to $18.9 million in the second quarter of 2008, compared with $11.3 million in the second quarter of 2007, due mainly to a lower level of wholesaler chargebacks and shelf-stock adjustments recorded by Teva in the second quarter of 2008, compared with the corresponding period of 2007. Generic product sales declined $11.0 million, or 23%, to $36.2 million in the first half of 2008, compared with $47.1 million in the first half of 2007, primarily due to lower prescription volumes and pricing for these products because of increased competition and changes in Teva's customer base.

Glumetza® U.S.

        In the second quarter of 2008, we recognized $529,000 of revenue related to our initial supply of 1000mg Glumetza® product and samples to Depomed, Inc. for the U.S. market.

Research and Development Revenue

        Research and development revenue declined $1.7 million, or 23%, to $5.7 million in the second quarter of 2008, compared with $7.4 million in the second quarter of 2007, due mainly to the inclusion in the second quarter of 2007 of $1.9 million from Kos related to development activities completed on Vasocard™ prior to the termination of that project. Research and development revenue increased $838,000, or 7%, to $13.1 million in the first half of 2008, compared with $12.2 million in the first half of 2007, as a result of an increase in the volume of clinical research and laboratory testing services provided to external customers by our contract research division.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue was $4.7 million in the second quarter of 2008, compared with $4.9 million in the second quarter of 2007, and was $9.0 million in each of the first halves of 2008 and 2007.

Operating Expenses

        The following table displays the dollar amount of each operating expense category in the second quarters and first halves of 2008 and 2007; the percentage of each category compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended June 30						Six Months Ended June 30
($ in 000s)	2008		2007		Change		2008		2007		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Cost of goods sold	43,877	24	54,534	27	(10,657)	(20)	97,612	25	110,950	25	(13,338)	(12)
Research and development	21,759	12	28,447	14	(6,688)	(24)	58,091	15	58,169	13	(78)	—
Selling, general and administrative	56,633	30	46,329	23	10,304	22	100,230	25	95,923	21	4,307	4
Amortization	11,691	6	11,982	6	(291)	(2)	23,385	6	23,963	5	(578)	(2)
Restructuring costs	51,760	28	887	—	50,873	NM	51,760	13	1,532	—	50,228	NM
Legal settlement	24,648	13	—	—	24,648	NM	24,648	6	—	—	24,648	NM
Contract recoveries	—	—	(1,612)	(1)	1,612	(100)	—	—	(1,612)	—	1,612	(100)

	210,368	113	140,567	69	69,801	50	355,726	90	288,925	64	66,801	23

NM — Not meaningful.

Cost of Goods Sold and Gross Margins

        Gross margins based on product sales were 75% and 71% in the second quarters of 2008 and 2007, respectively, and 74% in each of the first halves of 2008 and 2007. The gross margins in the second quarter and first half of 2008, compared with the corresponding periods of 2007, were favourably impacted by the following factors:

  •
  The positive impact of price increases we implemented for Zovirax® and certain Legacy products over the last 12 months;

  •
  The positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic partners over the last 12 months;

  •
  A lower proportion of lower margin Cardizem® LA product sales;

  •
  The lower level of chargebacks and shelf-stock adjustments related to Generic product sales; and

  •
  Lower charges for obsolescence related to inventories of certain of our products that are in excess of anticipated demand, and a recovery from OMI in the second quarter of 2008 related to the cost of Ultram® ODT inventory that had been previously written-off.

        Those factors were partially offset by:

  •
  Lower absorption of overhead costs due mainly to excess manufacturing capacity associated with decreased production volumes for Wellbutrin XL®, Cardizem® LA and Generic products; and

  •
  The reduced contribution from higher margin 150mg Wellbutrin XL® product sales as a result of the introduction of generic competition.

Research and Development Expenses

        The following table displays the dollar amount of each research and development expense category for the second quarters and first halves of 2008 and 2007; the percentage of each category compared with total revenue in the respective period; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended June 30						Six Months Ended June 30
($ in 000s)	2008		2007		Change		2008		2007		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Internal research and development	16,029	9	24,175	12	(8,146)	(34)	46,218	12	50,084	11	(3,866)	(8)
Contract research services provided to external customers	5,730	3	4,272	2	1,458	34	11,873	3	8,085	2	3,788	47

Total research and development expenses	21,759	12	28,447	14	(6,688)	(24)	58,091	15	58,169	13	(78)	—

        Internal research and development expenses declined $8.1 million, or 34%, to $16.0 million in the second quarter of 2008, compared with $24.2 million in the second quarter of 2007, and declined $3.9 million, or 8%, to $46.2 million in the first half of 2008, compared with $50.1 million in the first half of 2007. Those declines reflected reduced direct project spending as we are currently in the process of reviewing and optimizing the projects in our development portfolio to reflect our New Strategic Focus on specialty CNS products. Those declines also reflected the cost of clinical trial and scale-up activities conducted in the second quarter and first half of 2007 related to Aplenzin™ and the BVF-146 program.

        On April 23, 2008, the FDA approved our New Drug Application for Aplenzin™ (formerly known as BVF-033) for the treatment of depression. Aplenzin™ is an alcohol-resistant formulation of a new bupropion salt and has been approved in 174mg, 348mg, and 522mg extended-release tablets. We are currently reviewing our commercial options for Aplenzin™ including ongoing discussions with potential commercialization partners.

        The BVF-146 program was terminated in March 2008 following a reassessment of the commercial opportunity for a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug. In the first quarter of 2008, we accrued $7.9 million for the estimated contractual obligations to wind down and close out a long-term safety study that was underway for BVF-146. Those obligations primarily consisted of fees and other costs that we are contractually obligated to pay to the contract research organization and investigators conducting this study. We expected to settle those obligations over the succeeding nine months. The anticipated findings from this study were determined to have no alternative future use in other identifiable projects.

        In the second quarter of 2008, as a consequence of our New Strategic Focus, we also terminated previously disclosed program BVF-239 for the treatment of a cardiovascular disease.

        Costs associated with providing contract research services to external customers increased $1.5 million, or 34%, to $5.7 million in the second quarter of 2008, compared with $4.3 million in the second quarter of 2007, and increased $3.8 million, or 47%, to $11.9 million in the first half of 2008, compared with $8.1 million in the first half of 2007. Those increases reflected a higher volume of clinical research and laboratory testing services provided to external customers by our contract research division, as well as unabsorbed overhead costs at that division due to the decline in activity related to internal product-development programs.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $10.3 million, or 22%, to $56.6 million in the second quarter of 2008, compared with $46.3 million in the second quarter of 2007, and increased $4.3 million, or 4%, to $100.2 million in the first half of 2008, compared with $95.9 million in the first half of 2007, primarily due to:

  •
  The inclusion of management succession costs of $6.1 million and proxy contest costs of $5.4 million incurred in the second quarter of 2008 (as described below);

  •
  Increases in fees earned by Sciele for its promotional services related to Zovirax® of $1.8 million and $5.0 million in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007; and

  •
  Increases in promotional spending related to the launch of Ralivia™ in Canada of $1.1 million and $3.3 million in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007.

        Those factors were partially offset by:

  •
  Decreases in legal costs of $4.8 million and $12.2 million in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007, reflecting, in part, the recent settlement of certain litigation and regulatory matters;

  •
  Decreases in compensation expense related to deferred share units ("DSUs") granted to directors of $2.4 million and $2.5 million in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007, as a result of the relative timing of the annual grant of DSUs to directors (which occurs following their election at the annual meeting of shareholders), together with a decline in the underlying trading price of our common shares; and

  •
  Decreases in stock-based compensation (excluding the amount of cancelled stock options and RSUs included in management succession costs, as described below) of $953,000 and $3.1 million in the second quarter and first half of 2008, respectively, compared with the corresponding periods of 2007, primarily due to a reduction in the overall number of stock options granted to employees, together with a lower estimated grant-date fair value for those options.

        The aforementioned management succession costs were associated with the contractual obligations related to Dr. Squires ceasing to serve as our CEO and the ensuing appointment of Mr. Wells to that role. In addition, those succession costs included previously unrecognized compensation expense in the amount of $2.1 million recognized upon the cancellation of certain stock options and RSUs previously granted to Dr. Squires.

        The aforementioned proxy contest costs were incurred in connection with the contested election of our nominees to the Board of Directors at our 2008 annual meeting of shareholders.

        Legal costs comprised a significant portion of our selling, general and administrative expenses in the periods presented. Those costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint; governmental and regulatory inquiries; securities class actions; and defamation claims (as described in note 15 to the unaudited consolidated financial statements for the interim period ended June 30, 2008). As we have settled the SEC investigation and the U.S. and Canadian securities class action complaints, and have entered into an agreement in principle to settle the DOJ investigation in respect of the Cardizem® LA clinical experience program, we do not expect to incur additional significant legal costs related to those matters. However, we may continue to incur considerable legal costs related to the remaining unresolved matters (including the cost of legal representation of certain former officers and directors pursuant to indemnification agreements) for an indefinite period, as we cannot predict the outcome or timing of when each of those matters may be resolved. In addition, we have exhausted our Director and Officer liability insurance for claims related to the litigation and regulatory matters in respect of our 2002 to 2004 policy period.

Amortization Expense

        Amortization expense declined $291,000, or 2%, to $11.7 million in the second quarter of 2008, compared with $12.0 million in the second quarter of 2007, and declined $578,000, or 2%, to $23.4 million in the first half of 2008, compared with $24.0 million in the first half of 2007, reflecting the impact of intangible assets written-down in December 2007.

Restructuring Costs

        As described above under "New Strategic Focus — Restructuring", we incurred a restructuring charge of $51.8 million in the second quarter of 2008 related to the planned closures of our Puerto Rico and Ireland facilities.

Legal Settlement

        In the second quarter of 2008, we recorded a charge of $24.6 million related to the agreement in principle to settle with the DOJ (as described above under "Governmental and Regulatory Inquiries — DOJ Agreement").

Non-Operating Items

Interest Income and Expense

        Interest income declined $2.7 million, or 44%, to $3.4 million in the second quarter of 2008, compared with $6.1 million in the second quarter of 2007, and declined $9.0 million, or 57%, to $6.9 million in the first half of 2008, compared with $15.8 million in the first half of 2007, reflecting a decline in our cash balances following the redemption of our 7 7/8% Senior Subordinated Notes ("Notes") effective April 1, 2007 and legal settlement payments made in the first half of 2008, together with lower prevailing interest rates.

        Interest expense declined $8.7 million, or 95%, to $478,000 in the first half of 2008, compared with $9.1 million in the first half of 2007. Interest expense in the first half of 2007 was mainly comprised of interest on our Notes prior to April 1, 2007.

Equity Loss

        We recorded equity losses of $1.2 million in the first half of 2008, and $469,000 and $893,000 in the second quarter and first half of 2007, respectively, related to our investment in Western Life Sciences ("WLS"). As of the end of the first quarter of 2008, our cumulative share of the net losses of WLS exceeded our investment; as we are not committed to make further capital contributions to WLS, we did not recognize any additional equity losses related to this investment in the second quarter of 2008.

Gain on Disposal of Investments

        In the second quarter of 2008, we recorded a gain of $3.5 million on the disposal of our investment in common shares and convertible debt of Financière Verdi ("Verdi") for cash proceeds of $12.2 million.

        In the second quarter of 2007, we recorded a gain of $15.7 million (net of costs) on the sale to Verdi of a portion of our investment in common shares of Ethypharm S.A. ("Ethypharm"). We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible bonds of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi.

Loss on Impairment of Investments

        In the second quarter and first half of 2008, we recorded losses of $489,000 and $4.1 million, respectively, related primarily to other-than-temporary declines in the estimated fair value of a portion of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities").

Loss on Early Extinguishment of Debt

        In the second quarter of 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which included a premium paid to Noteholders of $7.9 million.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Provision for Income Taxes

        We recorded provisions for income taxes of $5.6 million and $11.0 million in the second quarter and first half of 2008, respectively, compared with $3.8 million and $9.0 million in the corresponding periods of 2007. Those provisions reflected the fact that most of our income was derived from a foreign subsidiary with lower statutory tax rates than those that apply in Canada. The increase in the effective tax rate in the first half of 2008, compared with the first half of 2007, was primarily due to the charges associated with the agreement in principle to settle the DOJ investigation (as described above under "Governmental and Regulatory Inquiries — DOJ Agreement") and restructuring activities (as described above under "New Strategic Focus — Restructuring") that are not deductible or do not affect the income tax provision because of unrecognized tax losses in the local jurisdictions. In addition, certain components of the provision for income taxes do not vary with pre-tax income, including withholding taxes and provisions for uncertain tax positions.

SUMMARY OF QUARTERLY RESULTS

        The following table displays a summary of our quarterly results of operations and cash flows for each of the eight most recently completed quarters:

	2008		2007				2006
($ in 000s, except per share data)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$186,095	$208,498	$203,896	$188,890	$203,027	$247,005	$307,648	$282,302
Expenses	210,368	145,358	237,989	127,890	140,567	148,358	188,045	336,951

Operating income (loss)	(24,273)	63,140	(34,093)	61,000	62,460	98,647	119,603	(54,649)

Net income (loss)	(25,289)	56,376	(31,971)	65,867	67,824	93,819	117,976	(60,063)

Basic and diluted earnings (loss) per share	$(0.16)	$0.35	$(0.20)	$0.41	$0.42	$0.58	$0.74	$(0.37)

Net cash provided by operating activities	$67,056	$92,676	$79,333	$43,415	$98,277	$119,828	$235,637	$81,382

Second Quarter of 2008 Compared To First Quarter of 2008

Revenue

        Total revenue declined $22.4 million, or 11%, to $186.1 million in the second quarter of 2008, compared with $208.5 million in the first quarter of 2008, primarily due to the decline in Wellbutrin XL® product sales as a result of the introduction of generic competition to the 150mg product on May 30, 2008.

Results of Operations

        Net income declined $81.7 million, or 145%, to the net loss $25.3 million in the second quarter of 2008, compared with net income of $56.4 million in the first quarter of 2008, primarily due to:

  •
  The $51.8 million restructuring charge in the second quarter of 2008 related to the planned closures of our Puerto Rico and Ireland facilities (as described above under "New Strategic Focus — Restructuring");

  •
  The $24.6 million charge in the second quarter of 2008 related to the agreement in principle to settle with the DOJ (as described above under "Governmental and Regulatory Inquiries — DOJ Agreement");

  •
  A decline in gross profit on product sales of $11.4 million, or 8%, to $131.8 million in the second quarter of 2008, compared with $143.2 million in the first quarter of 2007, primarily due to the genericization of the 150mg Wellbutrin XL® product; and

  •
  The inclusion of $11.5 million of costs related to the management succession and proxy contest in the second quarter of 2008.

        Those factors were partially offset by:

  •
  A decline in research and development expenses of $14.6 million in the second quarter of 2008, as a result of the termination of the BVF-146 program in the first quarter of 2008 and the decline in direct project spending due to the review underway of our development portfolio; and

  •
  The $3.5 million gain on the disposal of our investment in Verdi in the second quarter of 2008.

Cash Flows

        Net cash provided by operating activities decreased $25.6 million, or 28%, to $67.1 million in the second quarter of 2008, compared with $92.7 million in the first quarter of 2008, primarily due to:

  •
  A decrease of $38.5 million related to the change in accounts receivable, mainly as a result of the amount and timing of collections from Teva in respect of Generic product sales.

        That factor was partially offset by:

  •
  An increase of $15.5 million related to the change in deferred revenue, due partly to lower amortization of the Ultram® ER supply prepayment, which became fully utilized in the second quarter of 2008.

FINANCIAL CONDITION

        The following table displays a summary of our financial condition at June 30, 2008 and December 31, 2007:

($ in 000s)	At June 30 2008	At December 31 2007
Working capital(1)	$313,081	$339,439
Long-lived assets(2)	885,134	969,265
Shareholders' equity	1,183,155	1,297,819

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment; intangible assets; and goodwill.

Working Capital

        Working capital declined $26.4 million, or 8%, to $313.1 million at June 30, 2008, compared with $339.4 million at December 31, 2007, primarily due to:

  •
  A net decrease in cash and cash equivalents of $79.6 million, which reflected the $83.0 million paid in escrow to fund the settlement of the U.S. securities class action and $10.0 million paid to settle the SEC investigation;

  •
  A decrease in accounts receivable of $18.0 million, mainly as a result of lower 150mg Wellbutrin XL® product sales;

  •
  An increase in accrued legal settlements of $14.6 million related to the accrual of $24.6 million related to the agreement in principle to settle with the DOJ (as described above under "Governmental and Regulatory Inquiries — DOJ Agreement"), partially offset by the $10.0 million payment to settle the SEC investigation;

  •
  A decrease in inventories of $10.9 million related primarily to reductions in raw material inventory reflecting lower production requirements for certain products;

  •
  A decrease in prepaid expenses and other current assets of $7.5 million and an increase in current income taxes payable of $6.9 million, due mainly to the timing of payments; and

  •
  A decrease in insurance recoveries receivables of $6.1 million, reflecting a reimbursement of certain legal costs by our insurance carriers.

        Those factors were partially offset by:

  •
  A transfer to restricted cash of $83.0 million related to the amount paid in escrow to fund the U.S. securities class action settlement;

  •
  A decrease in the current portion of deferred revenue of $18.7 million, due mainly to the amortization of the Ultram® ER supply prepayment and Cardizem® LA deferred revenue; and

  •
  A decrease in accounts payable of $16.0 million, due mainly to the reduction in inventory purchases, lower legal costs, and a lower amount of promotional fees owing to Sciele.

Long-Lived Assets

        Long-lived assets declined $84.1 million, or 9%, to $885.1 million at June 30, 2008, compared with $969.3 million at December 31, 2007, primarily due to:

  •
  The impairment charge of $51.3 million related to the write-downs of the carrying values of property, plant and equipment located in Puerto Rico and Ireland (as described above under "New Strategic Focus — Restructuring"); and

  •
  The depreciation of plant and equipment of $15.4 million and the amortization of intangible assets of $28.0 million.

        Those factors were partially offset by:

  •
  Additions to property, plant and equipment of $17.4 million, which included expenditures related to the expansion of our corporate office and upgrades to our manufacturing facilities.

Shareholders' Equity

        Shareholders' equity declined $114.7 million, or 9%, to $1,183.2 million at June 30, 2008, compared with $1,297.8 million at December 31, 2007, primarily due to:

  •
  Cash dividends declared and dividend equivalents on RSUs of $121.1 million in the aggregate; and

  •
  The repurchase of $25.5 million of common shares under our share repurchase program.

        Those factors were partially offset by:

  •
  Net income of $31.1 million (including $5.2 million of stock-based compensation recorded in additional paid-in capital).

CASH FLOWS

        The following table displays cash flow information for the second quarters and first halves of 2008 and 2007:

	Three Months Ended June 30		Six Months Ended June 30
($ in 000s)	2008	2007	2008	2007
Net cash provided by operating activities	$67,056	$98,277	$159,732	$218,105
Net cash provided by (used in) investing activities	1,796	30,402	(92,483)	24,672
Net cash used in financing activities	(146,320)	(529,837)	(146,458)	(608,331)
Effect of exchange rate changes on cash and cash equivalents	(13)	441	(376)	472

Net decrease in cash and cash equivalents	(77,481)	(400,717)	(79,585)	(365,082)
Cash and cash equivalents, beginning of period	431,537	870,175	433,641	834,540

Cash and cash equivalents, end of period	$354,056	$469,458	$354,056	$469,458

Operating Activities

        Net cash provided by operating activities declined $31.2 million, or 32%, to $67.1 million in the second quarter of 2008, compared with $98.3 million in second quarter of 2007, primarily due to:

  •
  A decrease of $23.1 million related to the change in accounts receivable, as a result of the amount and timing of collections from Teva in respect of Generic product sales and from GSK in respect of Wellbutrin XL® product sales;

  •
  A decrease of $15.7 million related to income from operations before changes in operating assets and liabilities, due mainly to the inclusion of the costs related to the management succession and proxy contest in the second quarter of 2008; a decline in gross profit on product sales of $4.4 million, or 3%, to $131.8 million in the second quarter of 2008, compared with $136.2 million in the second quarter of 2007, as a result of the genericization of the 150mg Wellbutrin XL® product; and lower interest income. Those factors were partially offset by the decline in internal research and development expenses; and

  •
  A decrease of $15.1 million related to the change in accounts payable, due mainly to the amount and timing of payments related to raw material inventory purchases.

        Those factors were partially offset by:

  •
  An increase of $9.0 million related to the change in insurance recoveries receivables, reflecting the reimbursement of certain legal costs by our insurance carriers.

        Net cash provided by operating activities declined $58.4 million, or 27%, to $159.7 million in the first half of 2008, compared with $218.1 million in first half of 2007, primarily due to:

  •
  A decrease of $59.1 million related to income from operations before changes in operating assets and liabilities, due mainly to a decline in gross profit on product sales of $42.9 million, or 13%, to $275.0 million in the first half of 2008, compared with $317.8 million in the first half of 2007, reflecting lower sales of Wellbutrin XL®, Cardizem® LA and Generic products; and the $10.0 million payment made in the first quarter of 2008 to settle the SEC investigation;

  •
  A decrease of $22.6 million related to the change in accounts payable, due mainly to the amount and timing of payments related to raw material inventory purchases, as well as lower legal costs and a lower amount of promotional fees owing to Sciele; and

  •
  A decrease of $10.3 million related to the change in accounts receivable, as a result of lower net collections from GSK in the first half of 2008, compared with the first half of 2007.

        Those factors were partially offset by:

  •
  An increase of $17.4 million related to the change in inventories, due mainly to the reduction in raw material inventory purchases;

  •
  An increase of $11.0 million related to the change in income taxes payable, due mainly to the timing of payments; and

  •
  An increase of $10.0 million related to the change in insurance recoveries receivables, reflecting the reimbursement of certain legal costs by our insurance carriers.

Investing Activities

        Net cash provided by investing activities declined $28.6 million, or 94%, to $1.8 million in the second quarter of 2008, compared with $30.4 million in the second quarter of 2007, primarily due to:

  •
  A transfer of $83.0 million to restricted cash related to the amount paid in escrow to fund the U.S. securities class action settlement; and

  •
  A decrease of $25.6 million in proceeds from the sale of investments related to the disposal of our investment in Verdi for cash proceeds of $12.2 million in the second quarter of 2008, and the disposal of a portion of our investment in Ethypharm to Verdi for net cash proceeds of $37.8 million in the second quarter of 2007.

        Those factors were partially offset by:

  •
  An increase in proceeds from the sales of short-term investments of $79.7 million related to the disposal of a U.S. treasury bill in the second quarter of 2008, which had a maturity in excess of three months when purchased in the first quarter of 2008.

        Net cash provided by investing activities declined $117.2 million, or 475%, to net cash used of $92.5 million in the first half of 2008, compared with net cash provided of $24.7 million in the first half of 2007, primarily due to:

  •
  The $83.0 million transfer to restricted cash related to the funding of the U.S. securities class action settlement;

  •
  The $25.6 million decrease in cash proceeds related to the disposals of our investments in Verdi and Ethypharm;

  •
  An increase in restricted assets of $4.9 million related to security provided in trust under the terms of our reinsurance agreement; and

  •
  An increase in capital expenditures of $4.3 million.

Financing Activities

        Net cash used in financing activities declined $383.5 million, or 72%, to $146.3 million in the second quarter of 2008, compared with $529.8 million the second quarter of 2007, primarily due to:

  •
  A decrease in principal and premium payments of $406.8 million in the aggregate to redeem our Notes in the second quarter of 2007; and

  •
  A decrease of $11.2 million related to the final payment made to GSK in the second quarter of 2007 related to Zovirax®.

        Those factors were partially offset by:

  •
  The repurchase of $25.5 million of common shares in the second quarter of 2008 under our share repurchase program.

        Net cash used in financing activities declined $461.9 million, or 76%, to $146.5 million in the first half of 2008, compared with $608.3 million the first half of 2007, primarily due to:

  •
  The $406.8 million decrease related to redemption of our Notes in the second quarter of 2007;

  •
  A decrease of $80.0 million in dividends paid in the first half of 2008 related to a special dividend of $0.50 per share paid in the first quarter of 2007; and

  •
  The $11.2 million decrease related to the final Zovirax® payment in the second quarter of 2007.

        Those factors were partially offset by:

  •
  The repurchase of $25.5 million of common shares in the second quarter of 2008; and

  •
  A decrease of $10.7 million in proceeds related to the issuance of common shares on the exercise of stock options in the first half of 2007.

LIQUIDITY AND CAPITAL RESOURCES

($ in 000s)	At June 30 2008	At December 31 2007
Financial assets
Cash and cash equivalents	$354,056	$433,641
Marketable securities	23,065	28,312

Total financial assets	$377,121	$461,953

        We had no long-term debt at June 30, 2008 or December 31, 2007.

General

        We believe that our existing cash resources, together with cash expected to be generated by operations and from the potential sale of non-core assets, as well as funds available under our undrawn $250 million credit facility, will be sufficient to meet our operational and capital expenditure requirements; support our current dividend policy and share repurchase program; cover the costs associated with our operating-efficiency initiatives; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $25 million to $30 million in 2008; however, certain capital programs are currently under review. Major projects in 2008 include the expansion of our corporate office (now complete), and ongoing upgrades to our manufacturing facilities.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as a significant future acquisition; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 15 to the unaudited consolidated financial statements for the interim period ended June 30, 2008), if realized, could have a material adverse impact on our liquidity and capital resources.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

        The estimated fair values of the Company's auction rate securities at June 30, 2008 and December 31, 2007 were $13.5 million and $18.0 million, respectively, which reflected write-downs of $13.3 million and $8.8 million, respectively, to the cost bases at those dates. Although these securities continue to pay interest according to their stated terms, based on our analysis of other-than-temporary impairment factors, we recorded impairment charges of $3.2 million in the first half June 30, 2008 and $6.0 million in 2007, reflecting the portion of our auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value. Those charges did not have a material impact on our liquidity. In addition, we recorded unrealized losses in other comprehensive income of $1.3 million in the first half of 2008 and $2.8 million in 2007, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in estimated fair value.

        Due to the lack of observable market quotes for these securities, we utilized valuation models based on unobservable inputs in order to estimate the fair value of our auction rate securities at June 30, 2008 and December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of our auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets may continue to deteriorate in 2008. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities, we may incur additional impairments to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities.

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At June 30, 2008, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        On May 9, 2008, Standard and Poor's placed our "BB" corporate credit and "BBB-" bank loan ratings on credit watch with negative implications, citing concerns that our New Strategic Focus and rationalization of our operations will involve a long time frame, significant investments and high execution risk, and that our share repurchase program could weaken our liquidity.

CONTRACTUAL OBLIGATIONS

        There have been no material changes outside the normal course of business to the items specified in the contractual obligations table and related disclosures under the heading "Contractual Obligations" in the annual MD&A contained in the 2007 Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. There have been no material changes to the indemnification provisions specified under the heading "Off-Balance Sheet Arrangements" in the annual MD&A contained in the 2007 Form 20-F.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At July 31, 2008, we had 158,715,071 issued and outstanding common shares, as well as 4,699,337 stock options and 243,378 RSUs outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our non-U.S. dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our non-U.S. dollar-denominated revenue. At June 30, 2008, the effect of a hypothetical 10% immediate and adverse change in foreign currency exchange rates (relative to the U.S. dollar) on our foreign currency-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Currently, we do not utilize forward contracts to hedge against foreign currency risk.

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and reset of the interest rates, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At June 30, 2008, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of those investments.

        We are also exposed to investment risks on our auction rate securities due to the current market liquidity issues (as described above under "Liquidity and Capital Resources — Auction Rate Securities").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical accounting policies and estimates specified under the heading "Critical Accounting Policies and Estimates" in the annual MD&A contained in the 2007 Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

        Effective January 1, 2008, we adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, we use various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on our consolidated financial statements, or result in any significant changes to our valuation techniques or key considerations used in valuations.

        Also effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. We elected the fair value option for available-for-sale securities owned by Western Life Sciences ("WLS"), our equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2.3 million from accumulated other comprehensive income to opening deficit. We did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

        Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have any impact on our consolidated financial statements.

Recently Issued Accounting Standards, Not Adopted as of June 30, 2008

        In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 indentifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS 162 is not expected to have any impact on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, we are required to adopt the disclosure requirements of this standard beginning January 1, 2009.

        In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, we are required to adopt SFAS 157 beginning January 1, 2009 for nonfinancial assets and liabilities. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

        In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As we currently have no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not expected to have a material effect on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        On May 2, 2008, we were advised by the staff of the SEC that they have completed their review of our 2007 Form 20-F.

OSC CONTINUOUS DISCLOSURE REVIEW

        On July 18, 2008, we were advised that the OSC's Corporate Finance Branch had completed its most recent review of our continuous disclosure record.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 15 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1 Certification of the Chief Executive Officer

  Exhibit 99.2 Certification of the Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: August 13, 2008	By:	/s/ ADRIAN DE SALDANHA Adrian de Saldanha Interim Chief Financial Officer

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States Generally Accepted Accounting Principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS (All dollar amounts are expressed in U.S. dollars)
PART II — OTHER INFORMATION
SIGNATURES